UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SendGrid, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

816883102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816883102	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VIII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,936,635
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 7,936,635
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,936,635
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.89%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The percent of class in row 11 above was calculated based on 42,021,661 shares of common stock issued and outstanding as of November 17, 2017, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VIII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,936,635
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 7,936,635
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,936,635
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.89%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percent of class in row 11 above was calculated based on 42,021,661 shares of common stock issued and outstanding as of November 17, 2017, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VIII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,333,401
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 4,333,401
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,936,635
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.89%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percent of class in row 11 above was calculated based on 42,021,661 shares of common stock issued and outstanding as of November 17, 2017, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VIII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,603,234
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 3,603,234
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,936,635
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.89%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percent of class in row 11 above was calculated based on 42,021,661 shares of common stock issued and outstanding as of November 17, 2017, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on November 15, 2017.

CUSIP No. 816883102	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

SendGrid, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1801 California Street, Suite 500, Denver, CO 80202

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares (the “Shares”) of common stock (the “Common Stock”) of the Issuer. Bessemer Venture Partners VIII L.P. (“BVP VIII”) and Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Institutional” and, together with BVP VIII Institutional, the “Funds”) directly own shares of Common Stock.

(a)	Deer VIII & Co. Ltd. (“Deer VIII Ltd”), the general partner of Deer VIII & Co. L.P. (“Deer VIII LP”);

(b)	Deer VIII LP, the sole general partner of each of the Funds;

(c)	BVP VIII Institutional, which directly owns 4,333,401 Shares; and

(d)	BVP VIII, which directly owns 3,603,234 Shares.

Deer VIII Ltd, Deer VIII LP, BVP VIII and BVP VIII Institutional are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VIII Ltd — Cayman Islands

Deer VIII LP — Cayman Islands

BVP VIII Institutional — Cayman Islands

BVP VIII — Cayman Islands

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

816883102

Item 3. Not Applicable.

CUSIP No. 816883102	13G	Page 7 of 10 Pages

Item 4. Ownership.

The Reporting Persons hold shares of Common Stock.

For Deer VIII Ltd:

(a)	Amount beneficially owned: 7,936,635 shares of Common Stock

(b)	Percent of class: 18.89%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,936,635

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 7,936,635

(iv)	Shared power to dispose or to direct the disposition of: --0--

For Deer VIII LP:

(a)	Amount beneficially owned: 7,936,635 shares of Common Stock

(b)	Percent of class: 18.89%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,936,635

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 7,936,635

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP VIII Institutional:

(a)	Amount beneficially owned: 7,936,635 shares of Common Stock

(b)	Percent of class: 18.89%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,333,401

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 4,333,401

CUSIP No. 816883102	13G	Page 8 of 10 Pages

(iv)	Shared power to dispose or to direct the disposition of: --0--

For BVP VIII:

(a)	Amount beneficially owned: 7,936,635 shares of Common Stock

(b)	Percent of class: 18.89%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,603,234

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 3,603,234

(iv)	Shared power to dispose or to direct the disposition of: --0--

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VIII LP, which in turn is the general partner the Funds, Deer VIII Ltd may be deemed to beneficially own all 7,936,635 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 816883102	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/14/18

DEER VIII & CO. LTD.
By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel
DEER VIII & CO. L.P.
By: Deer VIII & Co. Ltd, its General Partner
By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel
BESSEMER VENTURE PARTNERS VIII L.P.
By: Deer VIII & Co. L.P., its General Partner By: Deer VIII & Co., Ltd., its General Partner
By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel
BESSEMER VENTURE PARTNERS INSTITUTIONAL VIII L.P.
By: Deer VIII & Co. L.P., its General Partner By: Deer VIII & Co., Ltd., its General Partner
By: /s/ Scott Ring
Name: Scott Ring
Title: General Counsel

CUSIP No. 816883102	13G	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group